Filed pursuant to 424(b)(3)
Registration #333-118860

SUPPLEMENT NO. 4
DATED JANUARY 25, 2005
TO THE PROSPECTUS DATED DECEMBER 21, 2004
OF INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 4 to you in order to supplement our prospectus. This supplement updates information in the "Management", "Real Property Investments", and "Plan of Distribution" sections of our prospectus. This Supplement No. 4 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 3 dated January 11, 2005, Supplement No 2 dated January 4, 2005, Supplement No. 1 dated December 29, 2004, and prospectus dated December 21, 2004, and must be read in conjunction with our prospectus.

Management

The discussion under "Term of the advisory agreement" section which starts on page 79 of our prospectus has been modified and supplemented by the following:

Term of the Advisory Agreement

On December 28, 2004, the amended and restated advisory agreement between Inland Western Retail Real Estate Trust, Inc. (the "Company") and Inland Western Retail Real Estate Advisory Services, Inc. (the "Business Manager/Advisor") was amended and restated to correct typographical errors. The Business Manager/Advisor is owned by the Company's sponsor, and all of the Company's agreements and arrangements with the Business Manager/Advisor and its affiliates, including those relating to compensation, are not the result of arm's length negotiations but the Company believes that the fee it pays is equal to or less than the fee that would be payable to an unaffiliated third-party providing such service.

Real Property Investments

The discussion under this section, which starts on page 110 of our prospectus, is modified and supplemented by the following information regarding properties we have acquired or intend to acquire.

Stanley Works Office Building, Westerville, Ohio

On January 19, 2005, we purchased a newly constructed freestanding office/warehouse center leased to Stanley Works, containing 72,500 gross leasable square feet. The center is located at 505 Cleveland Avenue in Westerville, Ohio.

We purchased this property from an unaffiliated third party. Our total acquisition cost was approximately $10,000,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $138 per square foot of leasable space.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

One tenant, Stanley Works, leases 100% of the total gross leasable area of the property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
Base Rent
	Approximate		Per Square	Estimated
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To
Stanley Works	72,500	100	9.66	01/05	12/15

For federal income tax purposes, the depreciable basis in this property will be approximately $7,500,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 360 of our prospectus.

Update

The following table updates shares sold in our offerings as of January 21, 2005:
		Gross	Commission and fees	Net
	Shares	proceeds ($)	($) (1)	proceeds ($)

From our advisor	20,000	200,000	-	200,000

Our offering dated September 15, 2003:	228,608,050	2,286,000,518	239,408,290	2,046,592,228

Our second offering dated December 21, 2004	55,480	554,799	3,250	551,549

Shares sold pursuant to our distribution reinvestment program	3,718,370	35,324,513	-	35,324,512

Shares repurchased pursuant to our share repurchase program	(38,780)	(358,718)	-	(358,718)

	232,363,120	2,321,721,111	239,411,540	2,082,309,571

(1) Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.